# SEC Schedule 13D/A (Amendment No. 31) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Herzfeld Credit Income Fund, Inc., CIK 0000880406
CUSIP: 42804T205
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 119 Washington Ave., Suite 405, Miami Beach, Florida (FL), 33139
Date of event which requires filing of this statement: 10/06/2026
Amends the filing with accession number 0001398344-16-022328
Filed by CIK 0001413260
Persons authorized to receive notices and communications: Thomas K. Morgan, 119 Washington Ave., Suite 405, Miami Beach, Florida (FL), 33139, (305) 777-1660

## Reporting persons
- Erik M. Herzfeld, et al. (CIK 0001413260): type of reporting person: individual (IN), investment adviser (IA); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 71,413; shared voting power 618,620; sole dispositive power 71,413; shared dispositive power 618,620; aggregate amount beneficially owned 690,033 (34.13% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Herzfeld Credit Income Fund, Inc.
Address of issuer's principal executive offices: 119 Washington Ave., Suite 405, Miami Beach, Florida (FL), 33139

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On September 30, 2026, the Advisory clients through the Issuer dividend reinvestment program received 3,027.4263 shares at $14.2786.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number of shares of common stock to which this Schedule 13D relates is 690,033 shares representing 34.13% of the 2,021,875 shares outstanding as reported by the issuer as of September 30, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: With respect to the shares of common stock owned individually, the Reporting Person beneficially owns with sole power to vote and dispose of 71,413 shares of common stock. With respect to the Accounts, the Reporting Person beneficially owns with shared power to vote and/or dispose of 618,620 shares of common stock.
Transactions in the class effected during the past sixty days: On September 25, 2026, through open market transactions, the Advisory clients sold 1,153 shares at $15.73. On September 28, 2026, through open market transactions, the Advisory clients sold 9,383 shares at $15.4041 and bought 126 shares at $15.27. On September 29, 2026, through open market transactions, the Advisory clients sold 2,425 shares at $15.4719. On September 30, 2026, through open market transactions, the Advisory clients sold 38 shares at $15.36. On September 30, 2026, the Advisory clients through the Issuer dividend reinvestment program received 3,027 shares at $14.2786. On October 1, 2026, through open market transactions, the Advisory clients sold 2,035 shares at $15.7059. On October 2, 2026, through open market transactions, the Advisory clients sold 2 shares at $15.455. On October 5, 2026, through open market transactions, the Advisory clients sold 222 shares at $15.311. On October 6, 2026, through open market transactions, the Advisory clients sold 24,831 shares at $15.0696. On October 7, 2026, through open market transactions, the Advisory clients sold 30,909 shares at $14.8913
Other persons with the right to receive dividends or sale proceeds: The owner of each of the Accounts individually has the right to receive and the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of common stock. To date no owner of an Account holds more than 5% of the Issuer's common shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Erik M. Herzfeld, et al.: /s/ Erik M. Herzfeld, Erik M. Herzfeld, President (10/08/2026)